Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EYENOVIA, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Eyenovia, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Eyenovia, Inc.

2. The Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) was filed on January 29, 2018, and thereafter, Certificates of Amendment were filed on June 12, 2018 and June 12, 2024 with the Secretary of State of the State of Delaware.

3. The Corporation’s Certificate of Incorporation, as amended, is hereby further amended by adding the following paragraph as the second paragraph of Section 4.1:

“Upon effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each eighty (80) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of our Common Stock as a result of the reclassification shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of our Common Stock multiplied by the closing trading price of our Common Stock on the trading day immediately preceding the effective date of the reverse stock split. Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the reverse stock split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

4. The Amendment of the Amended and Restated Certificate of Incorporation, as amended, herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall be effective on January 31, 2025 at 4:00 p.m., Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 31st day of January, 2025.

EYENOVIA, INC.

By:	/s/ Michael Rowe
Name:	Michael Rowe
Title:	Chief Executive Officer